UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

31 March 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2017

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	01.10.16	To:	31.03.17
Balance of unallotted securities under scheme(s) from previous return:		16,941,899
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,731,522
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,210,377

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2017

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)
Period of return:	From:	01.10.16	To:	31.03.17
Balance of unallotted securities under scheme(s) from previous return:		607,264
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		607,264

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2017

Name of applicant:		CRH plc
Name of scheme:		2010 Share Option Scheme
Period of return:	From:	01.10.16	To:	31.03.17
Balance of unallotted securities under scheme(s) from previous return:		930,452
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		215,016
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		715,436

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 31st March 2017

Name of applicant:		CRH plc
Name of scheme:		2010 Savings-Related Share Option Scheme
Period of return:	From:	01.10.16	To:	31.03.17
Balance of unallotted securities under scheme(s) from previous return:		910,515
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		44,814
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		865,701

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 31 March 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary